UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                        	(Amendment No. 1)*




                       Better Home & Finance Holding Company
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Class A Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    08774B102
                  --------------------------------------------
                                 (CUSIP Number)


                                 August 24, 2023
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)
(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-----------------------
  CUSIP No. 08774B102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          THE GOLDMAN SACHS GROUP, INC.

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               13,285,041(1)(2)
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               13,285,041(1)(2)

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           13,285,041(1)(2)


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           4.6 %(1)(2)(3)


------------------------------------------------------------------------------
12.   Type of Reporting Person

           HC-CO

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(1) Represents 13,285,041 shares of Class A common stock, par value $0.0001 per share, ("Common Shares"), of Better Home & Finance Holding Company
(the "Issuer") owned directly by Goldman Sachs PSI Global Holdings, LLC
("GS PSI"), which is a wholly owned subsidiary of The Goldman Sachs Group, Inc.
 ("GS Group").

(2) GS Group may be deemed to have shared voting and dispositive power over the 13,285,041 Common Shares owned directly by GS PSI.

(3) The percentage reported in this Schedule 13G/A is based upon 287,708,564 Common Shares outstanding as of the close of business on August 24, 2023, according to correspondences with the Issuer's outside legal counsel.


-----------------------
  CUSIP No. 08774B102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

          Goldman Sachs PSI Global Holdings, LLC

------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               13,285,041(1)(2)
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               13,285,041(1)(2)

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           13,285,041(1)(2)


------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)


           4.6 %(1)(2)(3)


------------------------------------------------------------------------------
12.   Type of Reporting Person

           OO

------------------------------------------------------------------------------

(1) Represents 13,285,041 shares of Common Shares of the Issuer owned directly by GS PSI, which is a wholly owned subsidiary of GS Group.

(2) Due to GS PSI being a wholly owned subsidiary of GS Group, GS Group may be deemed to have shared voting and dispositive power over the 13,285,041 Common
Shares held by GS PSI.

(3) The percentage reported in this Schedule 13G/A is based upon 287,708,564 Common Shares outstanding as of the close of business on August 24, 2023, according to correspondences with the Issuer's outside legal counsel.


Explanatory Note:

This Amendment No. 1 ("Amendment No. 1") amends and supplements the Schedule 13G originally filed with the U.S. Securities and Exchange Commission
(the "SEC") on September 11, 2023 (the "Original Schedule 13G") by GS Group and GS PSI (collectively, the "Reporting Persons"). Only those items that are hereby reported are amended; all other items reported in the Original
Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

 Item 4.	OWNERSHIP*:

The information required by Item 4(a) - (c) is set forth in Rows (5) - (11)
 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer's Common Shares due to dilution caused by the Issuer's issuance of additional Common Shares from time to time since the date of the filing of the Original Schedule 13G.

* In accordance with the SEC Release No. 3439538 (January 12, 1998)
(the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of GS Group and its subsidiaries and affiliates (collectively, "GSG").
This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.


SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATE: September 11, 2023

THE GOLDMAN SACHS GROUP, INC.


/s/ Kateryna Osmachko
Name: Kateryna Osmachko
Title: Attorney-in-fact*

GOLDMAN SACHS PSI GLOBAL HOLDINGS, LLC


/s/ Kateryna Osmachko
Name: Kateryna Osmachko
Title: Attorney-in-fact*



*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.